EXHIBIT 16.1
April 26, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Commissioners:
We have read the statements made by Affirmative Insurance Holdings, Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of Affirmative Insurance Holdings, Inc. dated April 20, 2006. We agree with the statements concerning our Firm in such Form 8-K. However, we make no comment whatsoever regarding the following:
(a)	current status of material weaknesses or any remedial actions taken with respect to such material weaknesses, and
(b)	the proposal process.
Very truly yours,
/s/ PricewaterhouseCoopers LLP